Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

SECOND RESTATED

CERTIFICATE OF INCORPORATION

OF

JDS UNIPHASE CORPORATION

a Delaware Corporation

Pursuant to § 242 of the General Corporation Law

of the State of Delaware

It is hereby certified that the following amendment to the Second Restated Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

Section 5.1 of Article 5 of the Second Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“5.1        Election of Directors.  Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.  At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the Delaware General Corporation Law.  Commencing with the 2013 annual meeting of stockholders, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting and until their respective successors have been duly elected and qualified.  Directors elected at the 2010 annual meeting of stockholders shall hold office until the 2013 annual meeting of stockholders, directors elected at the 2011 annual meeting of stockholders shall hold office until the 2014 annual meeting of stockholders, and directors elected at the 2012 annual meeting of stockholders shall hold office until the 2015 annual meeting of stockholders.”

IN WITNESS WHEREOF, this Certificate is hereby executed by the undersigned on   November 20, 2012.

JDS Uniphase Corporation

By:	/s/ Andrew R. Pollack
Andrew R. Pollack
Senior Vice President, General Counsel and Corporate Secretary